News Releases 20 June 2001

Update on Reuters Operational Structure

Reuters today published the following management changes.

As previously announced, Philip Green, Chief Operating Officer, is responsible for Reuters operational performance. He manages the customer segments, the centres of excellence and sales channels. Appointments announced today include:

1. Customer segments

Reuters business will be divided into four Customer Segments. Each segment’s management will be responsible for setting strategy and deciding which customers to serve, as well as what, where, and how to sell to them.

•	Investment Banking/Brokerage – Devin Wenig
•	Treasury – Julie Holland
•	Asset Management – To be announced
•	Corporates/Media – To be announced

2. Channels

Customer segments will direct Reuters sales effort across three channels:

Focus Accounts – Alex Hungate

Account Management – Regional managers: Phil Lynch (Americas), Robert Jeanbart (UK and Ireland), Christopher Hagman (Continental Europe, Middle East and Africa), Jan Coos Geesink (Asia Pacific) and Richard Pascoe (Japan).

Reuters Direct (on-line marketing) – Steve Arthers reporting to Greg Meekings

Country management teams will also be responsible for delivering a coherent service offering to all customers in their territory and for ensuring that segment strategies work across multi-segment customers.

3. Centres of Excellence

The customer segments will be supported by a number of centres of excellence which will provide the content and technical platforms for the segments to define their offerings. These centres are divided into three groups:

Business Technology Group (BTG) focuses on providing the capabilities to continue Reuters business transformation, including a single coherent product and technical architecture. The BTG includes development, data centre operations, the data production group as well as the integration of the Bridge assets (assuming the acquisition is approved by the US Department of Justice). Graham Albutt will manage the BTG.

Global Services will encompass solutions and service for all customers across all segments. It will encompass service, field operations, consulting, enterprise solutions, and retail solutions. Greg Meekings will lead the Global Services.

Editorial — Geert Linnebank, Editor-in-Chief, continues to reports to Tom Glocer, Reuters Chief Executive-designate.

End